UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

NORTHROP GRUMMAN CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware	1-16411	80-0640649
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2980 Fairview Park Drive, Falls Church, VA 22042
(Address of Principal Executive Offices) (Zip Code)

Michael A. Hardesty Corporate Vice President, Controller and Chief Accounting Officer (703) 280-2900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Introduction:
This Form SD of Northrop Grumman Corporation (herein referred to as “Northrop Grumman,” the “company,” “we,” “us,” or “our”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2025 to December 31, 2025.
Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products using the minerals specified in the Rule (defined as gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten, which we collectively refer to as “3TG minerals”) and where those minerals are necessary to the functionality or production of such products. “Conflict Minerals” for purposes of the Rule and the conflict minerals report (the “Conflict Minerals Report”) include the 3TG minerals and any other minerals determined by the United States (“U.S.”) Secretary of State to be financing conflict in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the “Covered Countries”).
Statements in this Form SD or the Conflict Minerals Report included as Exhibit 1.01 may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “intend,” “may,” “could,” “plan,” “believe,” “anticipate,” and similar expressions generally identify these forward-looking statements. Forward-looking statements include, among other things, statements relating to our intended improvement efforts to mitigate risk. Forward-looking statements are based upon assumptions, expectations, plans and projections that we believe to be reasonable when made, but which may change over time. These statements are not guarantees of future performance and inherently involve a wide range of risks and uncertainties that are difficult to predict. Specific risks that could cause actual results to differ materially from those expressed or implied in these forward-looking statements include, but are not limited to, those identified and discussed more fully in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025, and from time to time in our other filings with the Securities and Exchange Commission, and include changes in procurement and other laws, SEC, U.S. Department of War and other rules and regulations and the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which we participate.
You are urged to consider the limitations on, and the risks associated with, forward-looking statements and not unduly rely on the accuracy of any forward-looking statements. These forward-looking statements speak only as of the date this report is first filed. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
We determined that, during 2025, we manufactured and/or contracted to manufacture products containing 3TG minerals necessary to the functionality or production of such products. As discussed in more detail in our Conflict Minerals Report (Exhibit 1.01), we are not able to determine the countries of origin or facilities used to produce the 3TG minerals in our products.
Item 1.02 Exhibit
As specified in Section 3, Item 3.01 of this Form SD, the company hereby files its Conflict Minerals Report as Exhibit 1.01 to this report. The Conflict Minerals Report is also available on our website at: www.northropgrumman.com.
Section 3 - Exhibits
Item 3.01 Exhibits

Exhibit	Description
1.01	Conflict Minerals Report of Northrop Grumman Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NORTHROP GRUMMAN CORPORATION
(Registrant)

Date: May 28, 2026	By:	/s/ Michael A. Hardesty
Michael A. Hardesty
Corporate Vice President, Controller and Chief Accounting Officer